SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

PRESS RELEASE

Rio de Janeiro, RJ, Brazil, August 11, 2005

Embratel Participações S.A. (Embrapar) - BOVESPA: EBTP3, EBTP4; NYSE: EMT The Company holds 99.0% of Empresa Brasileira de Telecomunicações S.A. (“Embratel”).

FURTHER INFORMATION ON THE PRIMESYS
ACQUISITION

In response to BOVESPA enquiry GAE/SAE 1.669 -05 of August 9, 2005, Embrapar informs that the acquisition of PrimeSys Soluções Empresarias S.A. (“PrimeSys”), when concluded - see the company’s Relevant Fact dated August 5, 2005 - further strengthens Embratel’s position in the corporate market by allowing it to:

  add to its outsourcing activity several business customers including two of Brazil’s major financial institutions;
  become a key strategic partner to those customers and gain the ability to cross-sell integrated telecommunications services;
  enhance Embratel’s focus on the outsourcing business;
  achieve operating synergies by integrating networks.

PrimeSys is a leading telecom outsourcing provider offering fully customized solutions, integrated consulting services and service level agreements to customers demanding a high level of service requirements for mission critical applications. The company provides services over a leased terrestrial and satellite network comprising 13.000 client points, over 140 points of presence in 66 of the largest Brazilian municipalities. PrimeSys’ net revenues and EBITDA in 2004 were be R$253 million and R$35 million, respectively.

In April 2005, Portugal Telecom do Brasil (“PT Brasil”) made a spin-off the IT and Web activities from PrimeSys, so that the remaining entity, which is being acquired by Embratel, provides the above mentioned telecom outsourcing services. Without the IT and Web businesses, Embratel estimates PrimeSys’ 2004 net revenues and EBITDA to have been R$235 million and R$43 million, respectively. At April 30, 2005, PrimeSys’ bank debt was R$3.7 million and operating leases were R$7.3 million, after the spin-off. On the same date, the company’s cash position was R$20.3 million. The impact of PrimeSys in Embratel 2005 results will not only depend on PrimeSys performance but also the timing of the conclusion of the transaction, which is expected to occur in the fourth quarter of 2005. In addition to strengthening its position in the corporate market, Embratel expects to grow outsourcing revenues servicing the future needs of PrimeSys’ existing clients and by adding new clients to its base.

Embratel is a countrywide communications provider in Brazil offering a wide array of advanced communications services over its own network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. The Company's network has countrywide coverage with more than 32.5 thousand km of fiber optic cables with 1,069 thousand km of fibers

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Embratel Investor Relations
tel. (5521) 2121-6474/2121-9662
fax. (5521) 2121-6388/email. invest@embratel.com.br
www.embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.